UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2018

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrant’s press release issued on March 15, 2018, announcing the Registrant’s financial results for the fourth quarter and full year ended December 31, 2017, which is attached hereto as Exhibit 99.1, and the Registrant’s corporate presentation which was posted on its website, which is attached hereto as Exhibit 99.2.

The second paragraph and the sections titled “Fourth Quarter 2017 Financial Results,” “Full Year 2017 Financial Results,” “Balance Sheet Highlights,” and “Forward-Looking Statements,” and the IFRS financial statements in the press release are incorporated by reference into the registration statements on Form F-3 (File No. 333-217173) and Form S-8 (File No. 333-214520) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.

99.1	Press Release issued by Nano Dimension Ltd. on March 15, 2018, announcing its financial results for the fourth quarter and full year ended December 31, 2017.

99.2	Corporate Presentation of Nano Dimension Ltd., dated March 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd. (Registrant)

Date: March 15, 2018	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer